PENN WEST ANNOUNCES CONFERENCE CALL DETAILS

TO DISCUSS ITS RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2014

FOR IMMEDIATE RELEASE, April 24, 2014

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST” or the “Company”) is expected to release its first quarter 2014 financial and operating results on Thursday, May 1, 2014 before North American markets open. The first quarter 2014 management’s discussion and analysis and unaudited consolidated financial statements will be available on the website at www.pennwest.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

A presentation will accompany the conference call and will be available via the webcast. Alternatively, the presentation will be made available immediately prior to the conference call start time of 9:00am MST on Penn West’s website at: http://www.pennwest.com/investors/presentations-webcasts

CONFERENCE CALL & WEBCAST DETAILS

A conference call and webcast presentation will be held to discuss the matters noted above at 9:00am Mountain Time (11:00am Eastern Time) on Thursday, May 1, 2014. The duration of the conference call is expected to be approximately 30 minutes.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL:

http://event.on24.com/r.htm?e=784499&s=1&k=9584C55B8BE88294B59C7E3259EA47AB

A digital recording will be available for replay two hours after the call’s completion, and will remain available until May 15, 2014 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 32595538, followed by the pound (#) key.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST EXPLORATION Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3 Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com